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04024667

April 29, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 15, 2004, announcing AGF's refocus on its health insurance businesses.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

Paris, 15 April 2004

AGF refocuses its health insurance businesses

As part of its effort to refocus its health insurance operations, the AGF Group plans to contribute the business that manages mandatory health insurance coverage for non-salaried workers to Ram-Gamex. This business has generated losses in AGF's accounts on a regular basis. Organised as a not-for-profit "loi 1901" association, Ram-Gamex brings together all insurance companies that manage this type of coverage. Its employment contracts are governed by the collective bargaining agreement applicable to French insurance companies.

The plan calls for Ram-Gamex to take on the AGF employees devoted to this business on a voluntary basis. The remaining employees will be offered other positions within the AGF Group.

In accordance with applicable law, the plan has been submitted to the employee representative bodies of the AGF Group and Ram-Gamex. It will not take effect until after these bodies have rendered an opinion and the content thereof has been examined.

Once the transaction is complete, AGF intends to focus its resources on the development of its complementary health insurance arm.

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr